SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID 33.042.730/0001-04

NIRE 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“CSN” or “Company”), informs its shareholders and the general market the updated projections, as follows:

(i)	Projection of R$ 900 million in revenues for CBSI, a subsidiary of CSN in 2023 and R$ 1.2 billion in 2024.
(ii)	Projection of CAPEX in the Steel Industry of approximately R$ 7.9 billion in the period 2023-2028, related to the modernization of the industrial park with the potential to generate up to R$ 2.8 billion in incremental EBITDA in 2028.
(iii)	Projection of production volume and purchases of third-party iron ore between 42.0-43.5 Mton in 2024, 42 Mton in 2025, 44 Mton in 2026, 53 Mton in 2027 and 68 Mton in 2028.
(iv)	Mining C1 cost projection ranging from US$21.5/ton and US$23.0/ton in 2024.
(v)	Replacement of the CAPEX projection for expansion in mining from a level of R$ 13.8 billion in the period 2023-2027 to a level of R$ 15.3 billion in the period 2023-2028, related to phase 1 of the addition capacity project.
(vi)	Projection of reaching a potential EBITDA of R$ 4 billion with the Itabirito P15 Plant project, after the maturation of operations, expected to occur in 2028.
(vii)	Projection to invest up to R$ 5 billion in organic growth in the cement operation, adding a total of 8 million tons/year.
(viii)	Cement sales volume projection of 13,067Kton in 2023, with an EBITDA of 1,018 million in the same period.
(ix)	Projection of generating up to R$ 3.5 billion in EBITDA at Transnordestina after the start of operations, estimated by 2027.
(x)	Replacement of the Consolidated CAPEX projection of R$ 5.5 – R$ 6.5 billion in the period 2024-2027 to a total of R$ 4.4 billion in 2023, R$ 6.0 billion in 2024 and a range of R$ 6.0 to R$ 7.0 billion in the period between 2025 and 2028.
(xi)	Sensitivity of Consolidated EBITDA in 2028 ranging from R$ 19.6 billion to R$ 37.6 billion, depending on the following assumptions: (a) average annual iron ore price (reference of 62% of Fe) ranging from US$ 90/t to US$ 150/t; and (b) average annual hot-rolled steel coil price (HRC China Export) ranging from US$550/t to US$650/t.

Such projections will be included in section 3 of the Company's Reference Form and will be available on the CVM website at http://www.cvm.gov.br/ and on the Company's website at http://ri.csn.com.br/en/ within the legal deadline.

CSN clarifies that the information disclosed in this document represents estimates and involves market factors beyond the control of the Company. Therefore, they do not constitute a promise of performance by the Company and/or its administrators and, as such, may undergo further changes.

São Paulo, December 14, 2023.

Marcelo Cunha Ribeiro

Executive of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.